                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)



           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                      Aberdeen Australia Equity Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    318652104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Moritz Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
                                +44.20.7572.6200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 2002
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


                                  Page 1 of 5
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
----------------------------------------                                        --------------------------------------
         CUSIP No.: 465395101                             13D                             Page 2 of 5 Pages
----------------------------------------                                        --------------------------------------

----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                  Bankgesellschaft Berlin AG
----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP                                                  (a) [  ]
                                                                                                            (b) [  ]
----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

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   4     SOURCE OF FUNDS                                                                                           WC
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                      [  ]
         TO ITEM 2(d) OR 2(e)
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Federal Republic of Germany
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        NUMBER OF                SOLE VOTING POWER                                                          5,374,949
         SHARES              -----------------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER
          OWNED              -----------------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER                                                     5,374,949
        REPORTING            -----------------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER
          WITH
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                            5,374,949
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   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      [  ]
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                               31.4 %
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   14    TYPE OF REPORTING PERSON                                                                                  BK
----------------------------------------------------------------------------------------------------------------------

This Amendment No. 4 amends and supplements Items 3, 4, 5 and 7 of the Statement on Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Aberdeen Australia Equity Fund Inc. (the "Fund").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used by the Bank to purchase shares of Common Stock listed in Item 5(c) was working capital. The amount of the funds used to purchase such shares aggregated approximately $27,637,984.96 (exclusive of commissions).

ITEM 4. PURPOSE OF TRANSACTION

         In the Bank's initial filing of its Schedule 13D, the Bank indicated that it might consider seeking representation of the Board of Directors of the Fund (the "Board"). The Bank believes that in order to enhance stockholder value it is imperative that the interests of the Board be aligned with the stockholders, and not with the management of the Fund or its investment adviser. Accordingly, the Bank has notified the Fund that the Bank proposes tonominate four nominees of the Bank to the Board at the election scheduled to occur at the Annual Meeting of the Fund in 2003 and, in connection therewith, delivered written notice of such nominations, as well as the other matters specified below, to the Secretary of the Fund on December 20, 2002 (the "Notice"). The names of the persons to be nominated by the Bank to the Board are Dirk Kipp, Gregory L. Melville, Moritz A. Sell and Stefan Bungarten, all of whom are officers of the Bank.

         In addition, the Bank indicated in its initial filing of its Schedule 13d that it might consider taking other actions to maximize the return on its investment of the Common Shares. The Bank believes that in order to enhance stockholder value the current investment management agreement by and between the Fund and Aberdeen Asset Managers (C.I.) Limited "Investment Management Agreement" and the current advisory agreement by and between the Fund and Aberdeen Asset Management Limited (the "Investment Advisory Agreement") should be terminated. The Bank intends to submit the stockholder proposals to terminate the Investment Management Agreement and the Investment Advisory Agreement as set forth in Exhibits A and B hereto for consideration by the Fund's stockholders at the Annual Meeting of the Fund in 2003 and so stated in the Notice.

         The Bank further believes that, in connection with the proposed termination of the Investment Management Agreement and the Advisory Agreement, the name of the Fund should be changed to adopt a new name which does not associate the Fund with the Investment Manager and Adviser. The Bank's proposed new name of the Fund would be The Australia Equity Fund. The Bank intends to submit the stockholder proposal to urge the board of directors of the Fund to approve the name change as set forth in Exhibit C hereto for consideration by the Fund's stockholders at the Annual Meeting of the Fund in 2003 and so stated in the Notice

                               Page 3 of 5 Pages
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         This 13D filing is occasioned by the Bank's intended submission of its director nominations and stockholder proposals.

         Except as set forth herein and in the Schedule 13D and amendments thereto previously filed by the Bank, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) According to the Semi-annual Report dated July 12, 2002, as of April 30, 2002, there were 17,107,898 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number. The Bank is the beneficial owner of 5,374,949 shares of Common Stock, which constitute approximately 31.4% of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

         (c) During the last sixty days, the Bank has effected the following purchases of shares of Common Stock:

             Date                   Number of Shares         Price Per Share
             ------                 ----------------         ---------------

         October 22, 2002               5,348,149             $5.1436
         November 1, 2002                  15,000             $5.82
         November 20, 2002                  7,200             $5.8258

         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

         (e)      Inapplicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A. Stockholder Proposal relating to Investment Management
                    Agreement.

         Exhibit B. Stockholder Proposal relating to Advisory Agreement.

         Exhibit C. Stockholder Proposal relating to name change.


                               Page 4 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2002         BANKGESELLSCHAFT BERLIN AG


                                By: /s/ Dirk Kipp
                                    --------------------------
                                    Name: Dirk Kipp
                                    Title: Managing Director

                                By: /s/ Moritz Sell
                                    --------------------------
                                    Name: Moritz Sell
                                    Title: Director


                               PAge 5 of 5 Pages
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                                   EXHIBIT A.

                              Stockholder Proposal

         PROPOSAL: "That the investment management agreement by and between the Fund and Aberdeen Asset Managers (C.I.) Limited be and hereby is terminated upon expiration of the sixty (60) day period beginning with the date of the 2003 Annual Meeting of the Fund."

                                    Statement

Bankgesellschaft Berlin A.G. is a significant stockholder in the Fund, currently holding approximately 5,374,949 shares or approximately 31.4% of the Fund's outstanding common shares.

The Fund's shares have long traded at a discount to net asset value. At December 13, 2002, the Fund's discount stood at 11.26%. The average weekly discount to net asset value over the period January 4, 2002 to December 13, 2002 was 12.86%.

We believe that the persistence of the discount is largely the fault of Aberdeen Asset managers (C.I.) Limited, the Fund's investment manager (the "Manager"), and its affiliate Aberdeen Asset Management Limited, the Fund's investment adviser. Because the Manager has not taken, or caused the Fund to take, aggressive steps to eliminate the discount, we are proposing that the investment management agreement between the Fund and the Manager be terminated.

In addition, regulatory authorities in the United Kingdom have initiated investigations regarding the operations of the Manager or its affiliates. These investigations have generated negative publicity regarding the Manager. We believe that, to avoid being associated with such negative publicity, the Fund should terminate its relationship with the Manager.

                                   EXHIBIT B.

                              Stockholder Proposal

         PROPOSAL: "That the advisory agreement by and between the Fund and Aberdeen Asset Management Limited be and hereby is terminated upon expiration of the sixty (60) day period beginning with the date of the 2003 Annual Meeting of the Fund."

                                    Statement

Bankgesellschaft Berlin A.G. is a significant stockholder in the Fund, currently holding approximately 5,374,949 shares or approximately 31.4% of the Fund's outstanding common shares.

The Fund's shares have long traded at a discount to net asset value. At December 13, 2002, the Fund's discount stood at 11.26%. The average weekly discount to net asset value over the period January 4, 2002 to December 13, 2002 was 12.86%.

We believe that the persistence of the discount is largely the fault of Aberdeen Asset Management Limited, the Fund's investment adviser (the "Adviser"), and its affiliate, Aberdeen Asset managers (C.I.) Limited, the Fund's investment manager. Because the Adviser has not taken, or caused the Fund to take, aggressive steps to eliminate the discount, we are proposing that the advisory agreement between the Fund and the Advisor be terminated.

In addition, regulatory authorities in the United Kingdom have initiated investigations regarding the operations of the Adviser or its affiliates. These investigations have generated negative publicity regarding the Adviser. We believe that, to avoid being associated with such negative publicity, the Fund should terminate its relationship with the Adviser.

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                                   EXHIBIT C.

                              Stockholder Proposal

         PROPOSAL: "To strongly urge the board of directors of the Fund to consider and act upon an amendment to the Fund's
         Articles of Incorporation to change the name of the Fund to The Australia Equity Fund."

                                    Statement

This proposal is made for two reasons. First, if the Fund's investment management and advisory arrangements with the Investment Manager and the Adviser are terminated, we believe that it will no longer be appropriate to for the Fund's name to reflect the name of its terminated advisers. Second, regulatory authorities in the United Kingdom have initiated investigations regarding the operations of the Investment Manager and Adviser. These investigations have generated negative publicity regarding the Investment Manager and Adviser. We believe that, to avoid being associated with such negative publicity, the Fund should change its name to remove any reference to the Investment Manager and Adviser, even if the Fund's investment management and advisory arrangements with the Investment Manager and the Adviser are not terminated.